September 7, 2012
Via Facsimile and Edgar

Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Attention:	Tia L. Jenkins
Senior Assistant Chief Accountant

Re:	Hooper Holmes, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 9, 2012
File No. 001-09972

Dear Ms. Jenkins:

Hooper Holmes, Inc. (the “Company,” “we,” “us” and “our”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to us dated August 23, 2012.  Set forth below are our responses to the Staff's comments.  The number of the responses and the headings set forth below correspond to the numbered comments and headings on the letter from the Staff.

Form 10-K for Fiscal Year Ended December 31, 2011
Item 7. Management's Discussion and Analysis of Financial Condition …page 16

1.
According to the transcript of your earnings conference call for the fourth quarter ended December 31, 2011, you described your “2011 strategy,” which included making significant capital investments, structural improvements and restructuring of your business that you believe will position the company for sustained revenue, profitability and earnings growth in 2012 and beyond. Please provide draft disclosure to be included in future filings that discusses and quantifies the likely effects of the 2011 strategy on your financial position, operating results and liquidity. Specifically, please ensure your disclosure addresses the expected effect on future earnings, and cash flows resulting from the 2011 capital investments and costs related to any structural improvements (e.g., automated systems such as a new just-in-time inventory system, people and restructuring operations), along with the initial period in which those effects are expected to be realized. Refer to ASC 420-10-S99-2 for required disclosures for any restructuring charges recorded as a result of this 2011 strategy.

Response:
In future filings, we will expand our disclosures related to our "2011 strategy" to include an expanded discussion and quantification of the likely effect of the 2011 strategy on our financial position, operating results and liquidity. These future disclosures will consist substantially of the following:

"In January 2011, we began a business transformation of our Portamedic service line. The first phase of the transformation consisted of our capital investment of approximately $5.0 million in new systems and technology that served as the foundation for the second phase of Portamedic's transformation, a new model for delivering paramedical exams. These new systems, now deployed, include (i) a new workflow system for our Portamedic operations, known as Partnerlink; (ii) ePortamedic.com, a new ordering and status website for insurance agents that diagnoses service requirements based on insurance company rules; (iii) a new Life Application Processing Platform that makes it easier for financial advisors and brokers to sell more life insurance; (iv) the latest version of our iParamed e-Exam, which allows electronic exams to be completed even in areas with poor wireless connections; and (v) a new direct-to-examiner inventory and tracking system for laboratory testing kits.
In June 2012, we began the second phase of our Portamedic business transformation, which includes the deployment of our new model for delivering paramedical exam services. The service model is a new optimized approach for ordering, scheduling and delivering paramedical exams in the applicant's home or office any time, anywhere in the country. Over 100 local administrative offices have been consolidated into 60 integrated customer service centers located across 14 Company-defined regions. These service centers are designed to take advantage of our existing call center capabilities and IT investments to enable us to provide better levels of service, which we expect will lead to increased sales of Portamedic exams. In addition, the new model for delivering exam services will enable us to reduce our facilities footprint and reduce labor costs previously associated with performing certain administrative and management tasks in each of the over 100 offices. We expect that, on an annual basis, the changes we have implemented have reduced Portamedic's cost structure by approximately $x.x million beginning in the third quarter of 2012, primarily attributable to a reduction in the number of local branch offices and the related lease expense, headcount reductions resulting from centralizing administrative functions such as imaging and billing, and reduced operating expenses, including lower shipping expenses resulting from our new direct-to-examiner inventory system.
In connection with our Portamedic business transformation and deployment of the new service delivery model, we recorded restructuring charges totaling $x.x million and $x.x million (or $x.xx and $x.xx per share) for the three and [_____] month periods ended [__________], respectively. The restructuring charges consist of employee severance and branch office closure costs. The restructuring charges for the three and [_____] month periods ended [__________] include $x.x million and $x.x million (or $x.xx and $x.xx per share), respectively, related to the impairment of fixed assets for the closed branch offices. For the three and [_____] month periods ended [__________], employee severance totaled $x.x million and $x.x million (or $x.xx and $x.xx per share), respectively, and branch office closure costs totaled $x.x million and $x.x million (or $x.xx and $x.xx per share), respectively.
At [_________], $x.x million of restructuring charges are recorded in accrued expenses in the Company's consolidated balance sheet. Cash payments related to the above described restructuring charges are expected to be completed within the next twelve months, except for certain long-term branch office closure costs of $x.x million, which are recorded in other long-term liabilities as of [__________]."
Exhibit 23 Consent of Independent Registered Public Accounting Firm

2.	Please amend your annual report on Form 10-K to provide a current accountant's consent. In this regard, we note that the auditor's consent is dated March 31, 2011.

Response:
We have amended our annual report on Form 10-K for the fiscal year ended December 31, 2011 (initially filed with the Securities and Exchange Commission on March 9, 2012) to correct a clerical error in the reproduction of the date of the Consent of Independent Registered Public Accounting Firm that was filed as Exhibit 23 to the original filing. As filed, Exhibit 23 was inadvertently dated March 9, 2011 rather than March 9, 2012, the date matching the consent originally provided by the Company's accountants.
* * *

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We would be pleased to answer your questions or provide you with any other information you need. Please contact me at (908) 953-6280.
Very truly yours,

/s/ Michael J. Shea
Michael J. Shea
Senior Vice President and Chief Financial and Accounting Officer
Hooper Holmes, Inc.